CHINA LINEN TEXTILE INDUSTRY, LTD.
Chengdong Street, Lanxi County, Heilonjiang Province
People’s Republic of China

May 17, 2011

VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Linen Textile Industry, Ltd. Acceleration of Effectiveness of Registration Statement on Form F-1 (Registration No. 333-171239)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, China Linen Textile Industry, Ltd. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 4:00 pm, Eastern Time, on May 18, 2011, or as soon thereafter as possible.

We hereby acknowledge the following that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA LINEN TEXTILE INDUSTRY, LTD

By:	/s/ Jodie Wehner
Name:	Jodie Wehner
Title:	Chief Financial Officer